

August 23, 2012

Via Facsimile
Nir Peles
Chief Financial Officer
BluePhoenix Solutions LTD.
8 Maskit Street
Herzliya 46733 Israel

> **Re:** **BluePhoenix Solutions LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 17, 2012**
> **File No. 333-06208**

Dear Mr. Peles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Overview, page 35

1. You state on page 36 that adjusted EBITDA excludes non-recurring charges such as termination costs and on-time expenses and losses. Tell us how you considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K when referring to these adjustments as "non-recurring." In this regard, to the extent it is reasonably likely you may incur similar charges in the next two years or you incurred a similar charge in the prior two years, referring to such charges as non-recurring, infrequent or unusual may not be appropriate. Please tell us how your current disclosure complies with this guidance or tell us how you intend to revise your disclosures in future filings.

Item 5. Operating and Financial Review and Prospects

Operating Results, page 43

2.   To the extent that sales of your operations do not qualify as discontinued operations and
        they materially impact your results of operations, please tell us whether you considered
        quantifying the impact of such sales to the reduction in revenues, cost of revenues, and
        operating expenses. In this regard, we believe it would be meaningful to explain the
        changes to your operations resulting from the sale of certain portions of your business
        versus those factors that impacted your continuing business operations.

3.   In addition, we note that revenues based in Europe and Denmark declined significantly as
        a percentage of total revenues from fiscal 2010 to fiscal 2011. Tell us if this decrease
        related to current economic conditions in the European Union or alternatively, tell us
        what other factors impacted such revenues. In this regard, to the extent there is a known
        trend or uncertainty that is reasonably likely to result in a material decrease in the results
        of operation, financial condition or liquidity for your Europe and Denmark operations,
        please consider including a discussion of such trends or uncertainties pursuant to Item 5
        of Form 20-F. We refer you also to the guidance in Section III.B.3 of SEC Release No.
        33-8350.   In addition, tell us your consideration to provide risk factor disclosure for
        these operations, as applicable.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.   Please ensure that in future filings the report of your independent registered public
        accounting firm includes a conformed signature pursuant to Item 302 of Regulation S-T.

Note 2. Summary of Significant Accounting Policies

K. Revenue Recognition, page F-11

5.   Please update us as to the percentage of software, percentage of completion, and multiple
        element arrangements that contributed towards total revenue for the periods presented.
        Additionally, please update us as to your current methodology for establishing VSOE for
        PCS and services in your multiple element arrangements. In your response, please tell us
        the volume and range of standalone PCS renewals and services used to establish VSOE
        for each applicable element, as applicable.

Note 2. Certain Transactions, page F-18

6.   We note that you completed the sale of your AppBuilder technology and its related
        customer base in December 2011 and your holdings in ASNA in December 2010 for total

consideration of $12.5 million and $2.0 million, respectively. Please provide us with your analysis as to why these operations were not presented as discontinued operations pursuant to ASC 205-20-45 and tell us why you did not provide all of the required disclosures of ASC 205-20-50. In your response, please describe further the nature of the professional services arrangement with Magic as described on page 35.

7.   Per review of your Forms 6-K filed subsequent to the filing of your December 31, 2011 Form 20-F, we note that you also sold your Knowledge Management Systems subsidiary and your holdings in Liacom Systems on June 11, 2012 and April 30, 2012, respectively. Please provide us with your analysis as to why these entities did not meet the criteria to be classified as held for sale pursuant to ASC 360-10-45-9 to 11 and 13 as of December 31, 2011 and March 31, 2012. Also, tell us whether you intend to present the operations for these entities as discontinued operations and how you considered the guidance in ASC 205-20-45 in reaching your conclusion.

Note 13. Subsequent Events, page F-47

8.   We note your disclosure regarding the agreements you entered into with your three major shareholders on March 19, 2012. Please describe how you intend to account for these agreements. Specifically, please address the following:

- Accounting treatment for the assignment of debt;
- Accounting treatment for the issuance of shares in connection with the agreements;
- Classification and presentation of amounts related to these agreements between liabilities (both current and long-term) and equity;
- Assessment of whether the conversion option should be bifurcated as an embedded derivative, and;
- If you have any other commitments to repay the $5 million loan other than the $1 million in funds held in escrow from the sale of AppBuilder.

In your response, please provide us references to specific accounting guidance considered in determining your accounting, classification, and presentation for each of the above items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief